                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (IN MILLIONS, EXCEPT RATIOS)

                                                             SIX MONTHS         THREE MONTHS
                                                           ENDED JUNE 30,      ENDED JUNE 30,
                                                          ----------------    ----------------
                                                           2001      2000      2001      2000
                                                          ------    ------    ------    ------
Income before income taxes, minority interest and
  cumulative effect of an accounting change.............  $4,657    $4,087    $2,385    $2,096
Less -- Equity income (loss) of less than 50% owned
  persons...............................................      11        (1)        6         2
Add -- Dividends from less than 50% owned persons.......       1         1         1         1
                                                          ------    ------    ------    ------
                                                           4,647     4,089     2,380     2,095
Add --
  Fixed charges.........................................   1,638     1,284       823       613
Less --
  Capitalized interest..................................      32        29        16        15
                                                          ------    ------    ------    ------
Income before income taxes, minority interest,
  cumulative effect of an accounting change and fixed
  charges...............................................  $6,253    $5,344    $3,187    $2,693
                                                          ======    ======    ======    ======
Fixed charges:
  Interest costs........................................  $1,577    $1,222    $  793    $  582
  Rent expense*.........................................      61        62        30        31
                                                          ------    ------    ------    ------
          Total fixed charges...........................  $1,638    $1,284    $  823    $  613
                                                          ======    ======    ======    ======
Ratio of earnings to fixed charges......................    3.82      4.16      3.87      4.39

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* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 7.10 and 7.19 for the second quarter and 6.96 and 7.03 for the first six months of 2001 and 2000, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.